2-20-02

1096481

0-30334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

02024860

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	News release relating announcement that phase 2 multiple sclerosis trial fials to meet primary objective.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 27, 2002

By ______________________
Name: Donald Longenecker
Title: President and COO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
February 25, 2002

PHASE 2 MULTIPLE SCLEROSIS TRIAL FAILS TO MEET PRIMARY OBJECTIVE

Vancouver, British Columbia — Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSE:ANP) today announced that it has completed the assessment of their double-blind, randomized, placebo-controlled Phase 2 MS study conducted at 9 centers across Canada. A total of 174 patients completed the full course and received either placebo or PAXCEED™ at 50 mg/m^2 or 75 mg/m^2 every 4 weeks for a total of six doses (with a 12-week follow-up period). The primary objective was to determine the difference in new lesion activity by magnetic resonance imaging (MRI) in the PAXCEED™ treatment groups relative to the control group during the treatment phase. Clinical end points were also measured, including the Expanded Disability Status Scale (EDSS). The study failed to meet statistical significance in its primary MRI objective. The more detailed results of the trial will be discussed at an analyst conference call today at 2 PM PST (5 PM EST).

The Phase 2 study was based on positive data obtained in Phase 1 including 2 treatment extension phases, the latest of which showed that 83% of patients either stabilized or improved at the 3 year follow-up point.

"We are obviously disappointed that the primary objective of the study was not met," said William Hunter, MD, MSc, Chairman and CEO of Angiotech. "As a result, we believe that pursuing a Phase 3 study in this patient population would present an unacceptable risk to Angiotech and its shareholders and does not warrant the significant time and financial expense involved. However, we are encouraged by the impressive safety profile of the drug at higher doses than previously tested which we believe will assist us in the further development of other programs."

Live audio and slideshow presentation of the results will be simultaneously broadcast over the Internet and will be available to members of the news media, investors and the general public. Access to live and replay audio-visuals of the conference call will be available two hours following the completion of the call at www.angiotech.com. A recording of the call will also be available until Monday, March 4, 2002 by calling (800) 552-5253 and entering Access Code #20376528.

Multiple Sclerosis (MS) is a chronic inflammatory disease of the central nervous system that debilitates 1 million people worldwide each year. MS cripples the patient by disturbing vision, coordination and strength; it affects their ability to walk, use their hands and speak. The disease may also cause extreme fatigue, incontinence, spasticity and sensory deficits. Patients may feel numbness and tingling in the limbs that, in later stages, may lead to paralysis. The 2001 treatment market for MS patients worldwide was US$2.3 billion, and is expected to grow 12%-15% per year over the next 3 to 4 years.

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel. Several pharmaceutical therapies are in clinical development and the paclitaxel-coated coronary stent program is currently in multiple international clinical studies. Other medical device programs include paclitaxel-loaded surgical implants.

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Contacts:
Rui Avelar, Investor Relations
Cindy Yu, Media Relations
Angiotech Pharmaceuticals
Phone: (604) 221-7676 Web: www.angiotech.com Email: info@angio.com